

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2007

Ms. Lorrie Ann Archibald
Chief Executive and Financial Officer
Ireland Inc.
810 Peace Portal Drive, Suite 201
Blaine, Washington 98230

   Re: Ireland Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Filed April 12, 2006
     File No. 000-50033

Dear Ms. Archibald:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Jill S. Davis
        Branch Chief